EX-99.B-77D

                 WADDELL & REED ADVISORS GLOBAL BOND FUND, INC.

SUB-ITEM 77D(a):    Policies with respect to security investments

                    Effective September 18, 2000 the Fund changed its name to Waddell & Reed Advisors Global Bond Fund, Inc. to reflect changes in the Fund's investment strategies and policies approved by the Board of Directors, which are described below. The objectives of the Fund have not changed.

                    The primary goal of the Global Bond Fund is to earn a high level of current income. As a secondary goal, the Fund seeks capital growth when consistent with the primary goal. The Fund seeks to achieve these goals by investing primarily in a diversified portfolio of U.S. dollar-denominated debt securities of U.S. or foreign issuers. Global Bond Fund seeks to achieve its goals by investing primarily in a diversified portfolio of U.S. dollar-denominated debt securities of foreign and U.S. issuers. The Fund invests primarily in investment grade securities (rated BBB and higher by S&P or comparable ratings issued by any other Nationally Recognized Statistical Rating Organization or, if unrated, deemed by Waddell & Reed Investment Management Company (WRIMCO) to be of comparable quality). The Fund may, however, invest up to 35% of its total assets in lower quality bonds (commonly called junk bonds), the risks of which are, in the judgment of WRIMCO, consistent with the Fund's goals. The Fund may invest in bonds of any maturity, although WRIMCO seeks to focus on the intermediate-term sector (generally, bonds with maturities ranging between one and ten years). The Fund invests primarily in issuers in countries that are members of the Organisation of Economic Co-Operation and Development (OECD). The Fund may invest in securities issued by foreign or U.S. governments and in foreign or U.S. companies of any size.

                    During normal market conditions, the Fund invests at least 65% of its total assets in issuers of at least three countries, which may include the U.S. The Fund generally limits its holdings so that no more than 30% of its total assets are invested in issuers within a single country outside the U.S. Typically the Fund invests no more than 10% of its assets in securities denominated in foreign currencies. During normal market conditions, the Fund invests at least 65% of its total assets in debt securities. The Fund limits its acquisition of common stock so that no more than 20% of its total assets will consist of common stock, no more than 10% of its total assets will consist of non-dividend paying common stock.